SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Warner Music Group Corp.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

934550203

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 934550203

1	NAMES OF REPORTING PERSONS Stephen Forbes Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,926,398
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,926,398
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,926,398
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages calculated in this Schedule 13G are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021.

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CUSIP No. 934550203

Item 1.

(a)	Name of Issuer:

Warner Music Group Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1633 Broadway

New York, NY 10019

Item 2.

(a)	Name of Person Filing:

Stephen Forbes Cooper

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of the reporting person is c/o Warner Music Group Corp., 1633 Broadway, New York, NY 10019.

(c)	Citizenship:

Mr. Cooper is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (the “Class A common stock”)

(e)	CUSIP Number:

934550203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

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(e)    ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)    ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon an aggregate of 111,167,356 shares of Class A common stock outstanding as of January 29, 2021, as reported in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on February 1, 2021.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

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Mr. Cooper beneficially owns a total of 5,926,398 shares of Class A common stock, all of which Mr. Cooper holds directly.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ Stephen Cooper
Name:	Stephen Cooper